[redacted]

09040635

UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 31 2009
Washington, DC
110

SEC FILE NUMBER
8- 37469

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2008 (MM/DD/YY) AND ENDING January 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Roberts and Ryan Investments Incorporated

OFFICIAL USE ONLY
19456
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

58 Post Street, Suite 614
(No. and Street)

San Francisco, CA 94104
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel W. Roberts (415) 956-2000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2977 Ygnacio Valley Road, #460, Walnut Creek, CA 94598
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel W. Roberts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Roberts and Ryan Investments Incorporated, as of January 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NA

Signature

President

Title

See attached certificate
Notary Public
PK 03-30-09

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGEMENT

STATE OF California)SS
COUNTY OF San Francisco)

On 3.30.2009 before me, Pamela Kahn, Notary Public, personally appeared Daniel W. Roberts

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature Pamela Kahn

ESI1 PAMELA KAHN COMM #1679780 Notary Public-California SAN FRANCISCO COUNTY My Comm. Exp. Aug 3, 2010 ESI1

This area for official notarial seal.

OPTIONAL SECTION
CAPACITY CLAIMED BY SIGNER

☐ INDIVIDUAL
☐ CORPORATE OFFICER(S) TITLE(S)
☐ PARTNER(S) ☐ LIMITED ☐ GENERAL
☐ ATTORNEY-IN-FACT
☐ TRUSTEE(S)
☐ GUARDIAN/CONSERVATOR
☐ OTHER

SIGNER IS REPRESENTING:

Name of Person or Entity Name of Person or Entity

OPTIONAL SECTION

Though the data requested here is not required by law, it could prevent fraudulent reattachment of this form.

THIS CERTIFICATE MUST BE ATTACHED TO THE DOCUMENT DESCRIBED BELOW

TITLE OR TYPE OF DOCUMENT: Oath or affirmation

NUMBER OF PAGES ______ DATE OF DOCUMENT ______

SIGNER(S) OTHER THAN NAMED ABOVE ______

TO THE COMMISSIONER OF CORPORATIONS OF
THE STATE OF CALIFORNIA

VERIFICATION FORM PURSUANT TO
RULES 260.241.2(b) AND 350.535.1(b)

(Executed within the State of California)

I, ***Daniel Roberts***, certify under penalty of perjury, that I have read the foregoing and annexed financial report and supporting schedule and know the contents thereof; that the same are true and correct to my best knowledge and belief; and that neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 30 day of March, 2009

at San Francisco, California

Daniel Roberts, President
Roberts and Ryan Investments Incorporated

TABLE OF CONTENTS

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT

To the Members
Roberts and Ryan Investments Incorporated
San Francisco, California

We have audited the accompanying statement of financial condition of Roberts and Ryan Investments Incorporated as of January 31, 2009 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Roberts and Ryan Investments Incorporated as of January 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

March 18, 2009

ROBERTS AND RYAN INVESTMENTS INCORPORATED.
Statement of Financial Condition
January 31, 2009

ASSETS

Cash and cash equivalents	$	261,864
Deposit with clearing organization		101,828
Receivable from brokers, dealers, and clearing organizations		369
Marketable securities, ar market value		28,223
Equipment and furniture, net of accumulated depreciation of $51,438		10,147
Income taxes recoverable		5,200
Deferred tax asset		2,674
Prepaid expense		3,158
Deposits		800
Total Assets	$	414,263

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Clearing account payable	$	10,850
Accounts payable and accrued expenses		11,624
Commissions payable		295
Total Liabilities		22,769
Stockholder's equity:		
Common stock, no par value, 1,000,000 shares authorized 600,000 shares issued and outstanding		70,000
Additional paid-in capital		3,850
Retained earnings		317,644
Total Stockholder's equity		391,494
Total Liabilities and Stockolder's Equity	$	414,263

The accompanying notes are an integral part of these financial statements.

ROBERTS AND RYAN INVESTMENTS INCORPORATED.
Statement of Operations
For the Year Ended
January 31, 2009

Revenue	
Commissions inome	$ 656,621
Underwriting income	10,094
Net dealer inventory and investment gains (losses)	(38,087)
Interest income	3,929
Other income	80,815
Total revenue	713,372
Expenses	
Employee compensation and benefits	288,737
Commissions and floor brokerage	285,448
Professional services	20,283
Office expense	20,196
Communications	8,549
Occupancy and equipment rental	38,911
Travel and entertainment	15,154
Dues and subscriptions	26,265
Other	12,732
Total expenses	716,275
Net income (loss) before income tax provision	(2,903)
Income tax provision	6,200
Net income (loss)	$ (9,103)

The accompanying notes are an integral part of these financial statements.

ROBERTS AND RYAN INVESTMENTS INCORPORATED.
Statement of Changes in Stockholder's Equity
For the Year Ended
January 31, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - January 31, 2008	$ 70,000	$ 3,850	$ 326,747	$ 400,597
Net income (loss)	-	-	(9,103)	(9,103)
Balance - January 31, 2009	$ 70,000	$ 3,850	$ 317,644	$ 391,494

The accompanying notes are an integral part of these financial statements.

ROBERTS RYAN INVESTMENTS INCORPORATED.
Statement of Cash Flows
For the Year Ended
January 31, 2009

Cash flows from operating activities:	
Net income (loss)	$ (9,103)
(Increase) decrease in assets:	
Receivable from brokers, dealers and clearing organizations	26,903
Deposit with clearing organization	92
Marketable securities, at market value	(21,176)
Income tax recoverable	(5,200)
Deferred tax asset	2,243
Prepaid expenses	(3,158)
Increase (decrease) in liabilities	
Accounts payable and accrued expenses	(3,041)
Commissions payable	(25,054)
Pension contribution payable	(45,000)
Income tax payable	(4,515)
Net cash provided by (used in) operating activities	(87,009)
Cash flows from investing activities:	-
Cash flows from financing activities:	-
Net increase (decrease) in cash	(87,009)
Cash at beginning of year	348,873
Cash at end of year	$ 261,864
Supplemental disclosures of cash flows information:	
Interest	$ 168
Income taxes	$ 3,936

The accompanying notes are an integral part of these financial statements.

1. General Information and Summary of Significant Accounting Policies

General
Roberts and Ryan Investments Incorporated (the "Company") was formed on February 23, 1987, as a California corporation under the name Roberts Securities Incorporated to engage in business as a broker/dealer. The Company subsequently changed its name to Roberts and Ryan Investments Incorporated. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is allowed to engage in the following types of business: (1) broker or dealer retailing corporate securities over the counter, (2) broker or dealer retailing corporate debt securities, (3) mutual fund retailer on a wire order basis, (4) U.S. government securities dealer or broker, (5) municipal securities dealer or broker, (6) broker or dealer selling variable life insurance or annuities, (7) put and call broker or dealer, (8) trading securities for own account, (9) underwriting or selling group participant for municipal securities, (10) selling group participant for corporate securities.

Summary of Significant Accounting Policies

Estimates
The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Cash equivalents
The Company considers all investments purchased with an original maturity of three months or less to be cash equivalents. The Company includes money market accounts and certificates of deposit as cash equivalents.

Receivables from brokers, dealers, and clearing organizations
Receivable from brokers, dealers, and clearing organizations represent commissions earned on security transactions, which are recorded on a trade date basis. Commission receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Marketable securities
Marketable securities are valued at quoted market value and consist of equity securities held for investment. The mark to market accounting for these investments is included in net dealer inventory and investment gains (losses).

1. General Information and Summary of Significant Accounting Policies (continued)

Equipment and furniture

Equipment and furniture are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Equipment and furniture are depreciated over their estimated useful lives of 5 to 7 years by the straight-line method.

Income Taxes

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, *Accounting for income taxes,* which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the cash basis of accounting. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities are based on provisions of enacted federal and state tax laws.

2. Deposit with Clearing Organization

The Company has deposited $101,828 with Pershing as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

3. Marketable Securities, at Market Value

Marketable securities consist of securities valued at $28,223 valued at current market.

4. Income Taxes

The provision for income taxes at January 31, 2009 consisted of the following:

Federal income tax provision	$ 3,157
State income tax provision	800
Current income tax provision	3,957
Deferred income taxes (benefits)	2,243
Total income tax expense	$ 6,200

5. Pension Plan

The Company's profit sharing and money purchase plans cover all eligible employees of the Company. The plans were effective February 1, 1992. All contributions to the plans are made at the discretion of the Company. No contributions were made for the year ended January 31, 2009.

6. Rent Expense

Current year occupancy expense consists of the following:

Office rent	$ 38,084
Utilities	827
Occupancy expense	$ 38,911

7. Commitments and Contingencies

Commitments

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended January 31, 2009, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in these accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

8. Recently Issued Accounting Standards

Accounting for Certain Hybrid Financial Instruments

In February 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 155 ("SFAS 155"), *Accounting for Certain Hybrid Financial Instruments*, an amendment of FASB statements No. 133 and 140. The statement allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) as long as the entire instrument is valued on a fair value basis. SFAS 155 also resolves and clarifies other specific issues contained in SFAS 133 and 140. The statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after December 31, 2006. The adoption of SFAS 155 has not had a material impact upon the Company's financial statements.

8. Recently Issued Accounting Standards (continued)

Fair Value Measurements
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), *Fair Value Measurements.* The statement defined fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value is a relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not expect the pronouncement will have a material impact upon the Company's financial statements.

Retirement Plans
In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements Nos. 87, 106, and 132(R)* ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of this pronouncement is s function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. Adoption of the new standard has not had a material effect on the Company's financial statements.

Fair Value Option
In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), *Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115.* SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of this pronouncement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not expect that it will have a material impact upon the Company's financial statements.

9. Net Capital Requirements

The Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on January 31, 2009, the Company had net capital of $365,018, which was $265,018 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($22,769) to net capital was 0.07 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

10. Exemption from Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it places securities transactions on a "fully-disclosed" basis with clearing broker-dealers and carries no margin accounts, promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

SUPPLEMENTARY INFORMATION

ROBERTS AND RYAN INVESTMENT INCORPORATED.
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
January 31, 2009

Stockholders' equity	$ 391,494	
Non-allowable assets and charges against net capital		
Prepaid expenses and deposits	3,958	
Deferred income taxes	2,674	
Income taxes receivable	5,200	
Furniture and equipment	10,147	
Total non-allowable assets	21,979	
Haircuts on securities	4,497	
Total reductions in net allowable assets	$ 26,476	
Net capital, as defined	365,018	(A)
Minimum requirement of net capital ($100,000 or 1/15 of aggregate indebtedness of $22,769)	$ 100,000	
Excess of net capital over requirement	$ 265,018	
Aggregate indebtedness		
Total liabilities	$ 22,769	(B)
Ratio of aggregate indebtedness to net capital (B/A)	0.07 to 1	

Reconciliation of computation of net capital from FOCUS Part II (a) as submitted by Company to audited amounts

	Aggregate Indebtedness	Net Capital	Ratio AI/NC
Amounts submitted by Company, as revised	$ 39,131	$ 348,657	0.11 to 1
Decrease in accounts payable	(16,362)	16,362	
Rounding difference	-	(1)	
Amounts reflected above	$ 22,769	$ 365,018	0.07 to 1

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
Roberts and Ryan Investments Incorporated
San Francisco, California

In planning and performing our audits of the financial statements and supplemental schedule of Roberts and Ryan Investments Incorporated (the "Company"), for the year ended January 31, 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *consideration deficiency* exists when the design or operation does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2009 to meet the commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to for and should not be used for any other purpose.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

March 24, 2009

ROBERTS AND RYAN INVESTMENTS INCORPORATED

FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

JANUARY 31, 2009

(WITH AUDITORS' REPORT THEREON)

Cropper Accountancy Corporation
Certified Public Accountants